Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors

KBW, Inc.:
We consent to the incorporation by reference in the registration statements No. 333-153355 on Form S-3 and No. 333-142327 and No. 333-151864 on Form S-8 of KBW, Inc. of our reports dated February 26, 2010, with respect to the consolidated balance sheets of KBW, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of KBW, Inc.
/s/ KPMG LLP
New York, New York

February 26, 2010